SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                  Sbarro, Inc.
                                (Name of Issuer)

                                  Sbarro, Inc.
                                Sbarro Merger LLC
                                  Mario Sbarro
                                  Joseph Sbarro
                                 Anthony Sbarro
                 Joseph Sbarro (1994) Family Limited Partnership
             Mario Sbarro and Franklin Montgomery, not individually
               but as trustees under that certain Trust Agreement
             dated April 28, 1984 for the benefit of Carmela Sbarro
                               and her descendants
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   805844-10-7
                     (Cusip Numbers of Class of Securities)
                                ----------------

                      Mario Sbarro, Chairman and President
                                  Sbarro, Inc.
                              401 Broadhollow Road
                            Melville, New York 11747
                        Telephone Number: (516) 715-4100

                                   Copies To:

Richard A. Rubin, Esq.               Steven J. Gartner, Esq.    Arthur A. Katz, Esq.
Parker Chapin Flattau & Klimpl, LLP  Willkie Farr & Gallagher   Warshaw Burstein Cohen
1211 Avenue of the Americas          787 Seventh Avenue           Schlesinger & Kuh, LLP
New York, New York 10036             New York, New York 10019   555 Fifth Avenue
(212) 704-6000                       (212) 728-8000             New York, New York 10017
                                                                (212) 984-7700

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf Of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Calculation of Filing Fee
            Transaction                        Amount of Filing Fee*
             Valuation*                              $79,129.93
            $395,649,643

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       The entire filing fee was paid in connection with the original filing of the Schedule 13E-3 which was filed on February 26, 1999.
--------
* Determined by multiplying 13,467,649 (the number of outstanding shares of Common Stock of Sbarro, Inc. not owned by the persons filing this Schedule 13E-3) by $28.85 per share and adding the aggregate amount anticipated to be paid to persons holding options to purchase shares of Common Stock issued by the Company in consideration of cancellation of such options.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $395,649,643 by 1/50 of 1%.

                                  INTRODUCTION


         This Amendment No. 4 ("Amendment No. 4") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Original Schedule 13E-3" and, as amended through this Amendment No. 4, this "Schedule 13E-3") is being filed by Sbarro, Inc., a New York corporation (the "Company"), Sbarro Merger LLC, a New York limited liability company ("Mergeco"), and Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 (the "Trust of Carmela Sbarro") for the benefit of Carmela Sbarro and her descendants (collectively, the "Continuing Shareholders"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of Mergeco with and into the Company, with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). The Merger is to be effected pursuant to an Amended and Restated Agreement and Plan of Merger dated as of January 19, 1999, among the Company, Mergeco and the Continuing Shareholders (the "Restated Merger Agreement"). Mergeco was formed by the Continuing Shareholders in connection with the Merger and is owned solely by the Continuing Shareholders. Pursuant to the terms and conditions set forth in the Restated Merger Agreement, if the Merger is consummated, each outstanding share of Common Stock other than (i) shares of Common Stock then owned of record by the Continuing Shareholders or Mergeco and (ii) shares of Common Stock in the Company's treasury, if any, will be converted into the right to receive $28.85 per share in cash, without interest. As a result of the Merger, the Continuing Shareholders will own 100% of the capital stock of the Surviving Corporation. There is attached to this Amendment No. 4 a cross reference sheet supplied pursuant to Instruction F to Schedule 13E-3 to show the location in the preliminary Proxy Statement filed with Amendment No. 3 to the Schedule 13E-3 of the information required to be included in response to the items of Schedule 13E-3. The information in the preliminary Proxy Statement is hereby expressly incorporated herein by reference and capitalized terms used but not defined herein shall have the meanings ascribed thereto in the preliminary Proxy Statement. This Amendment No. 4 is filed solely to file a complete copy of Exhibit (b)(6) to this Schedule 13E-3.


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------

Item 1.    Issuer and Class of Security
           Subject to the Transaction.

           (a) ..............................      Front Cover Page;
                                                   "SUMMARY - Certain Definitions";
                                                   "SUMMARY - The Merger Parties; The Company";
                                                   "MANAGEMENT - Directors and Executive Officers
                                                   of the Company".

           (b) ..............................      Front Cover Page;
                                                   "SUMMARY - Certain Definitions";
                                                   "SUMMARY - Information Concerning the Meeting;
                                                   Record Date for the Meeting; Quorum Requirements";
                                                   "SUMMARY - Market Prices of and Dividends on the
                                                   Common Stock".

           (c) ..............................      "SUMMARY - Market Prices of and Dividends on the
                                                   Common Stock".

           (d) ..............................      "SUMMARY - Market Prices of and Dividends on the
                                                    Common Stock";
                                                   "SPECIAL FACTORS - Financing
                                                   of the Merger"; "SPECIAL
                                                   FACTORS - Plans for the
                                                   Company after the Merger".

           (e) ..............................      Not Applicable.

           (f) ..............................      "CERTAIN TRANSACTIONS IN THE COMMON
                                                   STOCK".
Item 2.    Identity and Background.

           (a)-(d) ..........................      "SUMMARY - Certain Definitions";
                                                   "SUMMARY - The Merger Parties";
                                                   "BUSINESS OF THE COMPANY";
                                                   "MANAGEMENT";
                                                   "SECURITY OWNERSHIP OF CERTAIN
                                                   BENEFICIAL OWNERS AND MANAGEMENT".

           (e) and (f) ......................      Not Applicable.

           (g) ..............................
                                                   "SUMMARY - The Merger Parties";
                                                   "MANAGEMENT".


                                       -4-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------

Item 3.    Past Contacts, Trans
           actions or Negotiations.

           (a) (1) ..........................      Not Applicable.

           (a) (2) and (b) ..................      "SPECIAL FACTORS - Background of the
                                                   Transaction";

                                                   "MANAGEMENT - Directors and Executive Officers
                                                   of the Company";
                                                   "CERTAIN TRANSACTIONS IN THE COMMON
                                                   STOCK".

Item 4.    Terms of the Transaction.

           (a) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Information Concerning the Meeting;
                                                   Purpose of the Meeting";
                                                   "SUMMARY - Special Factors; Certain Effects of the
                                                    Merger";
                                                   "SUMMARY - Special Factors; Litigation Pertaining to
                                                    the Merger";
                                                   "SUMMARY - Special Factors;
                                                   Financing of the Merger";
                                                   "SUMMARY - The Restated
                                                   Merger Agreement"; "SPECIAL
                                                   FACTORS - Interests of
                                                   Certain Persons in the Merger
                                                   and the Company"; "SPECIAL
                                                   FACTORS - Certain Effects of
                                                   the Merger"; "SPECIAL FACTORS
                                                   - Financing of the Merger";
                                                   "SPECIAL FACTORS - Regulatory
                                                   Approvals"; "LITIGATION
                                                   PERTAINING TO THE MERGER";
                                                   "THE RESTATED MERGER
                                                   AGREEMENT".


                                       -5-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------

           (b) ..............................      "SUMMARY - Information Concerning the  Meeting;
                                                   Purpose of the Meeting";
                                                   "SUMMARY - Information Concerning the  Meeting;
                                                   Voting Requirements";
                                                   "SUMMARY - Special Factors; Certain Effects of the
                                                   Merger";
                                                   "SUMMARY - Special Factors;
                                                   Litigation Pertaining to the
                                                   Merger"; "SUMMARY - The
                                                   Restated Merger Agreement;
                                                   The Merger Consideration";
                                                   "SPECIAL FACTORS - Interests
                                                   of Certain Persons in the
                                                   Merger and the Company";
                                                   "SPECIAL FACTORS - Certain
                                                   Effects of the Merger";
                                                   "LITIGATION PERTAINING TO THE
                                                   MERGER Current Shareholder
                                                   Litigation"; "THE RESTATED
                                                   MERGER AGREEMENT - The
                                                   Merger; Merger
                                                   Consideration"; "THE RESTATED
                                                   MERGER AGREEMENT Treatment of
                                                   Options".

Item 5.    Plans or Proposals of the
           Issuer or Affiliate.

           (a) and (b) ......................      "SUMMARY - Special Factors; Plans for the Company
                                                   after the Merger";
                                                   "SPECIAL FACTORS - Plans for the Company after
                                                   the Merger".

           (c) ..............................      "SPECIAL FACTORS - Interests of Certain Persons in
                                                   the Merger and the Company; Directors and Officers of
                                                   the Surviving Corporation";
                                                   "THE RESTATED MERGER AGREEMENT -
                                                   Directors and Officers, Certificate of Incorporation and
                                                   By-Laws Following the Merger".

                                       -6-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------

           (d)-(e) ..........................      "SUMMARY - Special Factors; Plans for the Company
                                                   after the Merger";
                                                   "SUMMARY - Special Factors; Financing of the
                                                   Merger";
                                                   "SUMMARY - Market Prices of
                                                   and Dividends on the Common
                                                   Stock"; "SPECIAL FACTORS -
                                                   Plans for the Company after
                                                   the Merger"; "SPECIAL FACTORS
                                                   - Financing of the Merger".

           (f)-(g) ..........................      "SUMMARY - Special Factors; Certain Effects of the
                                                   Merger";
                                                   "SPECIAL FACTORS - Certain Effects of the Merger".
Item 6.    Source and Amount of
           Funds or Other
           Consideration.

           (a) ..............................      "SUMMARY - Special Factors; Financing of the
                                                    Merger";
                                                   "SPECIAL FACTORS - Financing of the Merger".

           (b) ..............................      "SPECIAL FACTORS - Interests of Certain Persons in
                                                   the Merger and the Company; Compensation of Special
                                                   Committee Members"; "SPECIAL
                                                   FACTORS - Fees and Expenses";
                                                   "SPECIAL FACTORS - Financing
                                                   of the Merger; Terms of Bear
                                                   Stearns' Engagement";
                                                   "LITIGATION PERTAINING TO THE
                                                   MERGER Current Shareholder
                                                   Litigation"; "THE RESTATED
                                                   MERGER AGREEMENT - Fees and
                                                   Expenses".

           (c) ..............................      "SUMMARY - Special Factors; Financing of the
                                                   Merger";
                                                   "SPECIAL FACTORS - Certain Financial Projections";
                                                   "SPECIAL FACTORS - Plans for the Company after
                                                   the Merger";
                                                   "SPECIAL FACTORS - Financing of the Merger".

                                       -7-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------


           (d) ..............................      "SUMMARY - Special Factors; Financing of the
                                                    Merger";

                                                   "SPECIAL FACTORS - Financing of the Merger".

Item 7.    Purpose(s), Alternatives,
           Reasons and Effects.
           (a) and (c) ......................      "SUMMARY - Special Factors; Continuing Share
                                                   holders' Purpose and Reasons for the Merger";
                                                   "SPECIAL FACTORS - Background of the
                                                    Transaction";
                                                   "SPECIAL FACTORS - The Continuing Shareholders'
                                                   Purpose and Reasons for the Merger".

           (b) ..............................      "SPECIAL FACTORS - Background of the
                                                   Transaction";
                                                   "SPECIAL FACTORS - The Continuing Shareholders
                                                   Purpose and Reasons for the Merger".

           (d) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Information Concerning the Meeting;
                                                   Purpose of the Meeting";
                                                   "SUMMARY - Special Factors; Plans for the Company
                                                   after the Merger";
                                                   "SUMMARY - Special Factors; Interests of Certain
                                                   Persons in the Merger and the Company";
                                                   "SUMMARY - Special Factors; Certain Effects of the
                                                   Merger";
                                                   "SUMMARY - Special Factors; Certain U.S. Federal
                                                   Income Tax Consequences";
                                                   "SUMMARY - Special Factors; Accounting
                                                   Treatment";
                                                   "SUMMARY - Special Factors;
                                                   Financing of the Merger";
                                                   "SUMMARY - The Restated
                                                   Merger Agreement; The Merger
                                                   Consideration"; "SPECIAL
                                                   FACTORS - The Continuing
                                                   Shareholders Purpose and
                                                   Reasons for the Merger";
                                                   "SPECIAL FACTORS - Certain
                                                   Financial Projections";
                                                   "SPECIAL FACTORS - Plans for
                                                   the Company after the
                                                   Merger";


                                       -8-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------


                                                   "SPECIAL FACTORS - Interests of Certain Persons in
                                                   the Merger and the Company";
                                                   "SPECIAL FACTORS - Certain Effects of the Merger";
                                                   "SPECIAL FACTORS - Certain U.S. Federal Income
                                                   Tax Consequences";
                                                   "SPECIAL FACTORS - Fees and Expenses";
                                                   "SPECIAL FACTORS - Accounting Treatment";
                                                   "SPECIAL FACTORS - Risk of Insolvency";
                                                   "THE RESTATED MERGER AGREEMENT - The
                                                   Merger; Merger Consideration";
                                                   "THE RESTATED MERGER AGREEMENT - The
                                                   Exchange Fund; Payment for Shares of Common
                                                   Stock";
                                                   "THE RESTATED MERGER AGREEMENT -
                                                   Treatment of Options";
                                                   "THE RESTATED MERGER AGREEMENT - Tax
                                                   Withholding".
Item 8.    Fairness of the
           Transaction.
           (a) ..............................
                                                   Front Cover Page; "CERTAIN
                                                   QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Special Factors;
                                                   Recommendation of the Special
                                                   Committee and the Board of
                                                   Directors"; "SUMMARY -
                                                   Special Factors; Presentation
                                                   and Fairness Opinion of
                                                   Prudential Securities";
                                                   "SPECIAL FACTORS - Background
                                                   of the Transaction"; "SPECIAL
                                                   FACTORS - Recommendations of
                                                   the Special Committee and the
                                                   Board of Directors"; "SPECIAL
                                                   FACTORS - The Continuing
                                                   Shareholders' Purpose and
                                                   Reasons for the Merger";
                                                   "SPECIAL FACTORS -
                                                   Presentation and Fairness
                                                   Opinion of Prudential
                                                   Securities".

                                       -9-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------


           (b) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Special Factors;
                                                   Recommendation of the Special
                                                   Committee and the Board of
                                                   Directors"; "SUMMARY -
                                                   Special Factors; Factors
                                                   Considered by the Special
                                                   Committee and the Board of
                                                   Directors"; "SUMMARY -
                                                   Special Factors; Presentation
                                                   and Fairness Opinion of
                                                   Prudential Securities";
                                                   "SPECIAL FACTORS - Background
                                                   of the Transaction"; "SPECIAL
                                                   FACTORS - Recommendation of
                                                   the Special Committee and the
                                                   Board of Directors"; "SPECIAL
                                                   FACTORS - The Continuing
                                                   Shareholders' Purpose and
                                                   Reasons for the Merger";
                                                   "SPECIAL FACTORS -
                                                   Presentation and Fairness
                                                   Opinion of Prudential
                                                   Securities"; "SPECIAL FACTORS
                                                   - Certain Financial
                                                   Projections"; "LITIGATION
                                                   PERTAINING TO THE MERGER
                                                   Current Shareholder
                                                   Litigation"; "THE RESTATED
                                                   MERGER AGREEMENT - No
                                                   Solicitation; Fiduciary
                                                   Obligation of Directors";
                                                   "THE RESTATED MERGER
                                                   AGREEMENT Conditions"; "THE
                                                   RESTATED MERGER AGREEMENT
                                                   Termination"; "THE RESTATED
                                                   MERGER AGREEMENT Amendment
                                                   and Waiver".


                                      -10-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------

           (c) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Information
                                                   Concerning the Meeting;
                                                   Voting Requirements";
                                                   "SUMMARY - The Restated
                                                   Merger Agreement; Conditions
                                                   to, and Termination of, the
                                                   Merger"; "SPECIAL FACTORS -
                                                   Recommendations of the
                                                   Special Committee and the
                                                   Board of Directors"; "THE
                                                   RESTATED MERGER AGREEMENT -
                                                   The Merger; Merger
                                                   Consideration; "THE RESTATED
                                                   MERGER AGREEMENT Covenants";
                                                   "THE RESTATED MERGER
                                                   AGREEMENT Conditions"; "THE
                                                   RESTATED MERGER AGREEMENT
                                                   Termination".

           (d) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Special Factors; Fairness Opinion of
                                                   Prudential Securities";
                                                   "SPECIAL FACTORS - Background of the
                                                   Transaction";
                                                   "SPECIAL FACTORS - Recommendation of the
                                                   Special Committee and the Board of Directors";
                                                   "SPECIAL FACTORS - The Continuing Shareholders'
                                                   Purpose and Reasons for the Merger";
                                                   "SPECIAL FACTORS - Presentation and Fairness
                                                   Opinion of Prudential Securities".

           (e) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SPECIAL FACTORS - Background of the
                                                   Transaction";
                                                   "SPECIAL FACTORS - Recommendation of the
                                                   Special Committee and the Board of Directors";
                                                   "SPECIAL FACTORS - The Continuing Shareholders'
                                                   Purpose and Reasons for the Merger".

           (f) ..............................      "SPECIAL FACTORS - Background of the
                                                    Transaction".


                                      -11-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------

Item 9.    Reports, Opinions,
           Appraisals and Certain
           Negotiations.
           (a) and (b).......................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Special Factors; Factors Considered by
                                                   the Special Committee and the Board of Directors";
                                                   "SUMMARY - Special Factors; Fairness Opinion of
                                                   Prudential Securities";
                                                   "SPECIAL FACTORS - Background of the
                                                    Transaction";
                                                   "SPECIAL FACTORS -
                                                   Recommendation of the Special
                                                   Committee and the Board of
                                                   Directors"; "SPECIAL FACTORS
                                                   - The Continuing
                                                   Shareholders' Purpose and
                                                   Reasons for the Merger";
                                                   "SPECIAL FACTORS -
                                                   Presentation and Fairness
                                                   Opinion of Prudential
                                                   Securities".

           (c) ..............................      "AVAILABLE INFORMATION".

Item 10.   Interest in Securities of the
           Issuer.

           (a) ..............................      "SUMMARY - Information Concerning the Meeting;
                                                   Voting Requirements";
                                                   "SPECIAL FACTORS - Interests
                                                   of Certain Persons in the
                                                   Merger and the Company";
                                                   "SECURITY OWNERSHIP OF
                                                   CERTAIN BENEFICIAL OWNERS AND
                                                   MANAGEMENT"

           (b) ..............................      "CERTAIN TRANSACTIONS IN THE COMMON
                                                   STOCK".


                                      -12-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------

Item 11.   Contracts, Arrangements
           or Understandings With
           Respect to the Issuer's
           Securities........................      "SUMMARY - Information Concerning the Meeting;
                                                   Voting Requirements";
                                                   "SUMMARY - The Restated Merger Agreement";
                                                   "SPECIAL FACTORS - Interests of Certain Persons in
                                                   the Merger and the Company";
                                                   "SPECIAL FACTORS - Fees and Expenses";
                                                   "SPECIAL FACTORS - Financing of the Merger";
                                                   "THE RESTATED MERGER AGREEMENT".

Item 12.   Present Intention and
           Recommendation of
           Certain Persons with
           Regard to the Transaction.

           (a) ..............................      "SUMMARY - Information Concerning the Meeting;
                                                   Voting Requirements";
                                                   "SPECIAL FACTORS -
                                                   Recommendation of the Special
                                                   Committee and the Board of
                                                   Directors"; "THE RESTATED
                                                   MERGER AGREEMENT Covenants";
                                                   "CERTAIN TRANSACTIONS IN THE
                                                   COMMON STOCK".

           (b) ..............................      "SUMMARY - Special Factors; Recommendation of
                                                   the Special Committee and the Board of Directors";
                                                   "SPECIAL FACTORS - Background of the
                                                   Transaction";
                                                   "SPECIAL FACTORS - Recommendation of the
                                                   Special Committee and the Board of Directors".
Item 13.   Other Provisions of the
           Transaction.
           (a) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - No Right of
                                                   Appraisal"; "LITIGATION
                                                   PERTAINING TO THE MERGER
                                                   Current Shareholder
                                                   Litigation".


                                      -13-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------


           (b)-(c)...........................      Not Applicable.

Item 14.   Financial Information.

           (a) ..............................      "WHERE YOU CAN FIND MORE INFORMATION";
                                                   "CONSOLIDATED FINANCIAL STATEMENTS".

           (b) ..............................      Not Applicable.

Item 15.   Persons and Assets
           Employed, Retained or
           Utilized.

           (a) ..............................      Front Cover Page;
                                                   "SUMMARY - Special Factors; Plans for the Company
                                                   after the Merger";

                                                   "SUMMARY - Special Factors;
                                                   Financing of the Merger";
                                                   "SPECIAL FACTORS - Plans for
                                                   the Company after the
                                                   Merger"; "SPECIAL FACTORS -
                                                   Interests of Certain Persons
                                                   in the Merger and the
                                                   Company"; "SPECIAL FACTORS -
                                                   Fees and Expenses"; "SPECIAL
                                                   FACTORS - Financing of the
                                                   Merger"; "THE RESTATED MERGER
                                                   AGREEMENT Indemnification and
                                                   Insurance"; "THE RESTATED
                                                   MERGER AGREEMENT - Fees and
                                                   Expenses".

           (b) ..............................      Front Cover Page;
                                                   "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SPECIAL FACTORS - Interests of Certain Persons in
                                                   the Merger and the Company; Compensation of the
                                                   Special Committee Members".

Item 16.   Additional Information.                 "SUMMARY - Information Concerning the Meeting";
                                                   Proxy Statement, together with the proxy card.


                                      -14-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------


Item 17.   Material to be Filed as
           Exhibits.

             (a) (1) ..........................    Debt Financing Letter, dated as of January 19, 1999.*

             (b) (1) ........................      Presentation by Prudential Securities Incorporated to the
                                                   Special Committee, dated January 19, 1999.*

             (b) (2) ........................      Opinion of Prudential Securities Incorporated, dated
                                                   January 19, 1999 (set forth as Annex II to the Proxy
                                                   Statement).*


             (b) (3) ........................      Presentation by Bear, Stearns & Co. Inc. to certain
                                                   Continuing Shareholders, dated October 10, 1996 (in
                                                   accordance with Rule 202 of Regulation S-T, Section II
                                                   of the  presentation is filed in paper pursuant
                                                   to a continuing hardship exemption).*


             (b) (4) ........................      Presentation by Bear, Stearns & Co. Inc. to the
                                                   Company's Board of Directors, dated January 15,
                                                   1997.*


             (b) (5) ........................      Presentation by Bear, Stearns & Co. Inc. to the
                                                   Company's Board of Directors, dated January 23, 1997
                                                   (in accordance with Rule 202 of Regulation S-T, the
                                                   financial models of this presentation are filed in
                                                   paper pursuant to a continuing hardship exemption).*

             (b) (6) ........................      Presentation by Bear, Stearns & Co. Inc. to the
                                                   Company's Board of Directors, dated July 20, 1998
                                                   (including Appendices G, H, I and J). +



             (b) (7) ........................      List of potential purchasers of the Company prepared in
                                                   August 1998.*

             (b) (8) ........................      August 1998 confidential information memorandum sent
                                                   to potential purchasers of the Company.*


--------
  *     Filed with Amendment No. 3 to this Schedule 13E-3.
  +     Filed herewith.


                                      -15-


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
---------------------------------------------      ------------------------------------------------------------------

             (b) (9) ........................      Presentation by Prudential Securities Incorporated to the
                                                   Special Committee, dated March 3, 1998.*

             (c) (1) ........................      Amended and Restated Agreement and Plan of Merger
                                                   between Sbarro, Inc., Sbarro Merger LLC, Mario
                                                   Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph
                                                   Sbarro (1994) Family Limited Partnership and Mario
                                                   Sbarro and Franklin Montgomery, not individually but as
                                                   trustees under that certain Trust Agreement dated April
                                                   28, 1984 for the benefit of Carmela Sbarro, dated as of
                                                   January 19, 1999 (as amended June 17, 1999) (set forth
                                                   as Annex I to the Proxy Statement).*

             (d) (1) ........................      Proxy Statement (including Annexes I and II), together
                                                   with the proxy card.*

             (e) ............................      Not applicable.

             (f) ............................      As of the date of this Schedule 13E-3, no written
                                                   instruction, form or other material has been furnished to
                                                   any person making the actual oral solicitation or other
                                                   recommendation for such person's use, directly or
                                                   indirectly, in connection with this Rule 13e-3
                                                   transaction.

             (g) (1) ........................      Memorandum of Understanding, dated January 19,
                                                   1999.*

             (g) (2) ........................      Stipulation of Settlement dated April 7, 1999 among
                                                   counsel to the plaintiffs and counsel to the defendants in the Current Shareholder Litigation (as defined in the
                                                   Proxy Statement filed as Exhibit (d)(1).*


--------
  *     Filed with Amendment No. 3 to this Schedule 13E-3.
  +     Filed herewith.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


         (a) The information set forth on the Front Cover Page and in "SUMMARY - Certain Definitions"; "SUMMARY - The Merger Parties; The Company"; and "MANAGEMENT Directors and Executive Officers of the Company" of the Proxy Statement is incorporated herein by reference.


         (b) The information set forth on the Front Cover Page and in "SUMMARY - Certain Definitions"; "SUMMARY - Information Concerning the Meeting; Record Date for the Meeting; Quorum Requirements"; and "SUMMARY - Market Prices of and Dividends on the Common Stock" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SUMMARY - Market Prices of and Dividends on the Common Stock" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "SUMMARY - Market Prices of and Dividends on the Common Stock"; "SPECIAL FACTORS - Financing of the Merger"; and "SPECIAL FACTORS Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Mergeco and the Continuing Shareholders.

         (a) - (d) The information set forth in "SUMMARY - Certain Definitions"; "SUMMARY The Merger Parties"; "BUSINESS OF THE COMPANY"; "MANAGEMENT"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

         (e) During the last five years, neither the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Mergeco, nor any of its members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the individual Continuing Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the sole general partner of the Joseph Sbarro (1994) Family Limited Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the trustees of the Trust of Carmela Sbarro has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) During the last five years, neither the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. During the last five years, neither Mergeco, nor any of its members was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, none of the individual Continuing Shareholders was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, the sole general partner of the Joseph Sbarro (1994) Family Limited Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, neither of the trustees of the Trust of Carmela Sbarro was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws.

         (g) The information set forth in "SUMMARY - The Merger Parties"; and "MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) (1) Not applicable.

         (a) (2) and (b) The information set forth in "SPECIAL FACTORS - Background of the Transaction"; "MANAGEMENT - Directors and Executive Officers of the Company"; and "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY Special Factors; Litigation Pertaining to the Merger"; "SUMMARY - Special Factors; Financing of the Merger"; "SUMMARY - The Restated Merger Agreement"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Certain Effects of the Merger"; "SPECIAL FACTORS - Financing of the Merger"; "SPECIAL FACTORS - Regulatory Approvals"; "LITIGATION PERTAINING TO THE MERGER"; and "THE RESTATED MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Information Concerning the Meeting; Voting Require ments"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY - Special Factors; Litigation Pertaining to the Merger"; "SUMMARY - The Restated Merger Agreement; The Merger Consideration"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Certain Effects of the Merger"; "LITIGATION PERTAINING TO THE MERGER - Current Shareholder Litigation"; "THE RESTATED MERGER AGREEMENT - The Merger; Merger Consideration"; and "THE RESTATED MERGER AGREEMENT - Treatment of Options" of the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) and (b) The information set forth in "SUMMARY - Special Factors; Plans for the Company after the Merger"; and "SPECIAL FACTORS - Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company; Directors and Officers of the Surviving Corporation"; and "THE RESTATED MERGER AGREEMENT - Directors and Officers, Certificate of Incorporation and By-Laws Following the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) - (e) The information set forth in "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Financing of the Merger"; "SUMMARY - Market Prices of and Dividends on the Common Stock"; "SPECIAL FACTORS - Plans for the Company after the Merger"; and "SPECIAL FACTORS
- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (f) - (g) The information set forth in "SUMMARY - Special Factors; Certain Effects of the Merger"; and "SPECIAL FACTORS - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company; Compensation of Special Committee Members"; "SPECIAL FACTORS Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger; Terms of Bear Stearns' Engagement"; "LITIGATION PERTAINING TO THE MERGER - Current Shareholder Litigation"; and "THE RESTATED MERGER AGREEMENT - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; "SPECIAL FACTORS - Certain Financial Projections"; "SPECIAL FACTORS - Plans for the Company after the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) and (c) The information set forth in "SUMMARY - Special Factors; Continuing Share holders' Purpose and Reasons for the Merger"; "SPECIAL FACTORS
- Background of the Transaction"; and "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS - Background of the Transaction" and "SPECIAL FACTORS - The Continuing Shareholders Purpose and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Interests of Certain Persons in the Merger and the Company"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY - Special Factors; Certain U.S. Federal Income Tax Consequences"; "SUMMARY - Special Factors; Accounting Treatment"; "SUMMARY - Special Factors; Financing of the Merger"; "SUMMARY - The Restated Merger Agreement; The Merger Consideration"; "SPECIAL FACTORS - The Continuing Shareholders Purpose and Reasons for the Merger"; "SPECIAL FACTORS - Certain Financial Projections"; "SPECIAL FACTORS - Plans for the Company after the Merger"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS Certain Effects of the Merger"; "SPECIAL FACTORS - Certain U.S. Federal Income Tax Consequences"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Accounting Treatment"; "SPECIAL FACTORS - Risk of Insolvency"; "THE RESTATED MERGER AGREEMENT - The Merger; Merger Consideration"; "THE RESTATED MERGER AGREEMENT - The Exchange Fund; Payment for Shares of Common Stock"; "THE RESTATED
                                      -20-

MERGER AGREEMENT - Treatment of Options"; and "THE RESTATED MERGER
AGREEMENT - Tax Withholding" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The information set forth on the Front Cover Page and in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Recom mendation of the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendations of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS - Presentation and Fairness Opinion of Prudential Securities" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Recommendation of the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Factors Considered by the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS
- Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; "SPECIAL FACTORS - Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Certain Financial Projections"; "LITIGATION PERTAINING TO THE MERGER Current Shareholder Litigation"; "THE RESTATED MERGER AGREEMENT - No Solicitation; Fiduciary Obligation of Directors"; "THE RESTATED MERGER AGREEMENT
- Conditions"; "THE RESTATED MERGER AGREEMENT - Termination" and "THE RESTATED MERGER AGREEMENT - Amendment and Waiver" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SUMMARY - The Restated Merger Agreement; Conditions to, and Termination of, the Merger"; "SPECIAL FACTORS - Recommendations of the Special Committee and the Board of Directors"; "THE RESTATED MERGER AGREEMENT - The Merger; Merger Consideration; "THE RESTATED MERGER AGREEMENT - Covenants"; "THE RESTATED MERGER AGREEMENT - Conditions"; and "THE RESTATED MERGER AGREEMENT - Termination" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Fairness Opinion of ; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing

Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS - Presentation and Fairness Opinion of of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors"; and "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (f) The information set forth in "SPECIAL FACTORS - Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) and (b) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Factors Considered by the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Fairness Opinion of ; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS Presentation and Fairness Opinion of of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "AVAILABLE INFORMATION" of the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SUMMARY - The Restated Merger Agreement"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger"; and "THE RESTATED MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors"; "THE RESTATED MERGER AGREEMENT - Covenants"; and "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SUMMARY - Special Factors; Recommendation of The Special Committee and the Board of Directors"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - No Right of Appraisal"; and "LITIGATION PERTAINING TO THE MERGER - Current Shareholder Litigation" of the Proxy Statement is incorporated herein by reference.

         (b) - (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

         (a) The information set forth in "WHERE YOU CAN FIND MORE INFORMATION"; and "CONSOLIDATED FINANCIAL STATEMENTS" of the Proxy Statement is incorporated herein by reference.

         (b)  Not Applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAIN OR UTILIZED.

         (a) The information set forth on the Front Cover Page and in "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Financing of the Merger"; "SPECIAL FACTORS - Plans for the Company after the Merger; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger"; "THE RESTATED MERGER AGREEMENT Indemnification and Insurance"; and "THE RESTATED MERGER AGREEMENT - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the Front Cover Page and in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; and "SPECIAL FACTORS - Interests of

Certain Persons in the Merger and the Company; Compensation of the Special Committee Members" of the Proxy Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

         The information set forth in "SUMMARY - Information Concerning the Meeting" of the Proxy Statement is incorporated herein by reference.

         Proxy Statement, together with the proxy card.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)       Debt Financing Letter, dated as of January 19, 1999.*

     (b)(1) Presentation by Prudential Securities Incorporated to the Special Committee, dated January 19, 1999.*

     (b)(2) Opinion of Prudential Securities Incorporated, dated January 19, 1999 (set forth as Annex II to the Proxy Statement).*

     (b)(3) Presentation by Bear, Stearns & Co. Inc. to certain Continuing Shareholders, dated October 10, 1996 (in accordance with Rule 202 of Regulation S-T, Section II of the presentation is filed in paper pursuant to a continuing hardship exemption).*


     (b)(4) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated January 15, 1997.*


     (b)(5) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated January 23, 1997 (in accordance with Rule 202 of Regulation S-T, the financial models of this presentation are filed in paper pursuant to a continuing hardship exemption).*

     (b)(6) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated July 20, 1998 (including Appendices G, H, I and J). +


     (b)(7)       List of potential purchasers of the Company prepared in August
                  1998.*

     (b)(8) August 1998 confidential information memorandum sent to potential purchasers of the Company.*

     (b)(9) Presentation by Prudential Securities Incorporated to the Special Committee, dated March 3, 1998.*

     (c) (1) Amended and Restated Agreement and Plan of Merger between Sbarro, Inc., Sbarro Merger LLC, Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro, dated as of January 19, 1999 (as amended June 17,
                  1999) (set forth as Annex I to the Proxy Statement).*

     (d) (1) Proxy Statement (including Annexes I and II), together with the proxy card.*

     (e)          Not applicable.

     (f) As of the date of this Schedule 13E-3, no written instruction, form or other material has been furnished to any person making the actual oral solicitation or other recommendation for such person's use, directly or indirectly, in connection with this Rule 13e-3 transaction.

     (g)(1)       Memorandum of Understanding, dated January 19, 1999.*

     (g)(2) Stipulation of Settlement dated April 7, 1999 among counsel to the plaintiffs and counsel to the defendants in the Current Shareholder Litigation (as defined in the Proxy Statement filed as Exhibit (d)(1).*


---------------------

  *     Filed with Amendment No. 3 to this Schedule 13E-3.
  +     Filed herewith.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                        SBARRO, INC.

                        By:   /s/    Mario Sbarro
                              --------------------------------------------
                              Name:  Mario Sbarro
                              Title: President and Chief Executive Office

                        SBARRO MERGER LLC

                        By:   /s/ Mario Sbarro
                              --------------------------------------------
                              Name:  Mario Sbarro
                              Title: Member

                              /s/ Mario Sbarro
                              --------------------------------------------
                              Mario Sbarro

                              /s/ Joseph Sbarro
                              --------------------------------------------
                              Joseph Sbarro

                              /s/ Anthony Sbarro
                              --------------------------------------------
                              Anthony Sbarro

                        JOSEPH SBARRO (1994)
                        FAMILY LIMITED PARTNERSHIP

                              /s/ Joseph Sbarro
                              --------------------------------------------
                              Name: Joseph Sbarro
                              Title:   General Partner

                              /s/ Mario Sbarro
                              --------------------------------------------
                              Mario Sbarro, as trustee under that certain
                              Trust Agreement dated April 28, 1984 for the
                              benefit of Carmela Sbarro

                              /s/ Franklin Montgomery
                              --------------------------------------------
                              Franklin Montgomery, as trustee under that
                              certain Trust Agreement dated April 28, 1984
                              for the benefit of Carmela Sbarro



  Dated: June 29, 1999

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT            DESCRIPTION
-------            -----------

      (a)(1)      Debt Financing Letter, dated as of January 19, 1999.*

      (b)(1) Presentation by Prudential Securities Incorporated to the Special Committee, dated January 19, 1999.*

      (b)(2) Opinion of Prudential Securities Incorporated, dated January 19, 1999 (set forth as Annex II to the Proxy Statement).*


      (b)(3) Presentation by Bear, Stearns & Co. Inc. to certain Continuing Shareholders, dated October 10, 1996 (in accordance with Rule 202 of Regulation S-T, Section II of the presentation is filed in paper pursuant to a continuing hardship exemption).*


      (b)(4) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated January 15, 1997.*


      (b)(5) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated January 23, 1997 (in accordance with Rule 202 of Regulation S-T, the financial models of this presentation are filed in paper pursuant to a continuing hardship exemption).*

      (b)(6) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated July 20, 1998 (including Appendices G, H, I and J). +



      (b)(7)      List of potential purchasers of the Company prepared in August
                  1998.*

      (b)(8) August 1998 confidential information memorandum sent to potential purchasers of the Company.*

      (b)(9) Presentation by Prudential Securities Incorporated to the Special Committee, dated March 3, 1998.*

      (c)(1) Amended and Restated Agreement and Plan of Merger between Sbarro, Inc., Sbarro Merger LLC, Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro, dated as of January 19, 1999 (as amended June 17,
                  1999) (set forth as Annex I to the Proxy Statement).*

     (d)(1) Proxy Statement (including Annexes I and II), together with the proxy card.*

     (e)          Not applicable.

     (f) As of the date of this Schedule 13E-3, no written instruction, form or other material has been furnished to any person making the actual oral solicitation or other recommendation for such person's use, directly or indirectly, in connection with this Rule 13e-3 transaction.

     (g)(1)       Memorandum of Understanding, dated January 19, 1999.*

     (g)(2) Stipulation of Settlement dated April 7, 1999 among counsel to the plaintiffs and counsel to the defendants in the Current Shareholder Litigation (as defined in the Proxy Statement filed as Exhibit (d)(1).*


--------
  *     Filed with Amendment No. 3 to this Schedule 13E-3.
  +     Filed herewith.